UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number: 001-12227

The Shaw Group Inc. 401(k) Plan
for Certain Hourly Employees
(Full Title of the Plan)

The Shaw Group Inc.

(Name of Issuer)

4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN
FOR CERTAIN HOURLY EMPLOYEES

DECEMBER 31, 2004

BATON ROUGE, LOUISIANA

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees
Baton Rouge, Louisiana

We have audited the accompanying statement of net assets available for benefits of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Baton Rouge, Louisiana
June 23, 2005

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004

ASSETS

Investments, at Fair Value:
Common Collective Trust Funds	$4,317,718
Mutual Funds	3,088,099
Common Stock of the Plan Sponsor	981,104
Loans to Participants	698,258

Total Investments	9,085,179

Receivables:
Participants’ Contributions	41,785
Employer Contributions	13,493

Total Receivables	55,278

Net Assets Available for Benefits	$9,140,457

The accompanying notes are an integral part of this statement.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$198,264

Contributions:
Participants	2,084,089
Employer	689,228
Rollovers	2,569,682

5,342,999

Net Appreciation in Fair Value:
Common Collective Trust Funds	26,237
Mutual Funds	176,371
Common Stock of the Plan Sponsor	239,948

442,556

Transfers to the Plan	3,931,618

Total Additions	9,915,437

Deductions from Net Assets Attributed to:
Benefit Payments	582,500
Administrative Expenses	27,135

609,635

Transfers from the Plan	165,345

Total Deductions	774,980

Net Increase	9,140,457

Net Assets Available for Benefits at Beginning of Year	-0-

Net Assets Available for Benefits at End of Year	$9,140,457

The accompanying notes are an integral part of this statement.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Note 1 — Description of Plan -

The following description of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).

General

The Plan, established January 1, 2004, is a defined contribution plan covering certain hourly employees of The Shaw Group Inc. who are age 21 or older and who are not covered by a collective bargaining agreement. The entry date of the Plan is the employee’s date of hire and the employee is eligible to participate once he has completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, certain hourly employees of the Company became participants in the Plan and were no longer participants in The Shaw Group Inc. 401(k) Plan. Plan assets of approximately $3.3 million were transferred to this Plan from The Shaw Group Inc. 401(k) Plan.

Contributions

Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.

The Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the year ended December 31, 2004.

Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.

Forfeitures

Forfeitures of terminated participants’ nonvested account balances are used to reduce employer contributions. Forfeited nonvested balances at December 31, 2004 totaled $10,165.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.

Loans to Participants

Loans to participants are permitted under the plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.

Payments of Benefits

Upon termination of service, a participant with a vested balance greater than $5,000 may elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s account. Those participants with balances less than $5,000 receive lump-sum amounts. A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Transfers to/from the Plan

In conjunction with the Company’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures, and plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers in the accompanying Statement of Changes in Net Assets Available for Benefits.

Note 2 — Summary of Significant Accounting Policies -

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Administrative Expenses

The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, and recordkeeping fees) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the year ended December 31, 2004.

Investments

Participants can direct all employee and employer contributions to be invested in the various common collective trust funds, mutual funds, or in the common stock of The Shaw Group Inc.

The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. The common stock of The Shaw Group Inc. is valued at its market price as quoted on the New York Stock Exchange. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for various investment options in any combination of common collective trust funds, mutual funds and common stock of the Company. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 — Plan Termination -

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 4 — Investments -

The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets at December 31, 2004:

AMVESCAP National Trust Company (AMVESCAP)
Common Collective Trust Funds:
Stable Value Trust	$4,064,261

Mutual Funds:
American Funds Growth Fund of America	499,016
American Funds AMCAP	459,367

Common Stock:
The Shaw Group Inc.	981,104

Note 5 — Income Tax Status -

The Company has applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (IRC). Once qualified the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. Therefore no provision for income taxes has been included in these financial statements.

Note 6 — Party-in-Interest Transactions -

Certain plan investments are held in a trust fund managed by AMVESCAP. Since AMVESCAP National Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.

Note 7 — Reconciliation of Financial Statements to Schedule H of Form 5500 -

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2004:

Net assets available for benefits per the financial statements	$9,140,457

Amounts allocated to withdrawing participants	(4,955)

Net assets available for benefits per Schedule H to the Form 5500	$9,135,502

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:

Benefits paid to participants per financial statements	$582,500

Add: Amounts allocated to withdrawing participants at December 31, 2004	4,955

Benefits paid to participants per Schedule H of Form 5500	$587,455

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 002
DECEMBER 31, 2004

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
or Similar Party	Par or Maturity Value	Cost(1)	Value
*AMVESCAP National Trust Company Common Collective Trust Funds:
International Equity Trust	2,816.4578 Units		$72,468
500 Index Trust	5,832.6671 Units		180,989
Stable Value Trust	4,064,261.4600 Units		4,064,261

			4,317,718

Mutual Funds:
Dodge & Cox Income	1,872.9708 Units		24,049
PIMCO Total Return	14,585.3630 Units		155,626
Loomis Sayles High Income	2,434.5944 Units		18,065
PIMCO High Yield Fund	12,478.5380 Units		124,411
MFS Total Return	17,530.5431 Units		280,489
Dodge & Cox Common Stock	1,201.3380 Units		156,438
MFS Value Fund	1,914.9095 Units		44,311
AIM Basic Value	9,071.3806 Units		294,094
American Funds Growth Fund of America	18,413.8892 Units		499,016
American Funds AMCAP	25,281.6037 Units		459,367
Janus Mid Cap Value	7,730.1295 Units		170,759
Brandywine	1,827.1220 Units		49,661
Long Leaf Partners Fund	298.0426 Units		9,335
Dreyfus Premier New Leaders	1,117.4072 Units		49,635
AIM Dynamics Fund	15,100.0285 Units		249,150
Royce Low Priced Stock	6,393.5231 Units		98,013
Baron Growth	5,042.6442 Units		226,263
AIM Small Cap Growth	887.0187 Units		24,358
Artisan International	912.2031 Units		20,196
American Century Real Estate	4,535.3642 Units		112,386
American Century Conservative	424.3474 Units		2,372
American Century Moderate	11.5364 Units		78
American Century Aggressive	2,597.6567 Units		20,027

			3,088,099

*Common Stock:
The Shaw Group Inc.	53,282 Shares		981,104

*Loans to Participants	Maturities to December 2009,
	at interest rates ranging
	from 5.00% to 10.75%		698,258

			$9,085,179

*	Indicates party-in-interest to the Plan

(1)	Not required as investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	THE SHAW GROUP INC. 401(k) PLAN FOR CERTAIN HOURLY EMPLOYEES THE SHAW GROUP INC., PLAN ADMINISTRATOR
	By:	/s/ Gary P. Graphia
		Name:	Gary P. Graphia
		Title:	Secretary and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm